CHANGES TO ECOPETROL S.A.’S BOARD OF DIRECTORS

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that on January 14, 2021, Germán Eduardo Quintero Rojas, notified the General Secretariat of Ecopetrol of his resignation as General Secretary of the Ministry of Finance and Public Credit effective as of January 12, 2021. Consequently, he ceases to act as a member of the Ecopetrol's Board of Directors as of that date.

The replacement member for the corresponding seat of the Board of Directors will be announced as soon as reasonably practicable.

Bogota D.C., January 14, 2021

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co